Exhibit 99.1

Pembina Pipeline Corporation CEO, Bob Michaleski, to Retire; Board Appoints Current President and COO, Mick Dilger, as Incoming CEO

CALGARY, Sept. 4, 2013 /CNW/ - The Board of Directors of Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that Bob Michaleski, Pembina's Chief Executive Officer ("CEO"), plans to retire at the end of 2013 after 35 years of service with the Company. The Board also announced that Mick Dilger, Pembina's President and Chief Operating Officer ("COO"), will succeed Bob as CEO effective January 1, 2014, at which time, he will also be appointed to the Company's Board of Directors. Mr. Michaleski will continue to serve as a member of Pembina's Board of Directors.

"Bob has had a distinguished career at Pembina and has worked tirelessly on behalf of Pembina's employees, customers and shareholders to deliver on our promises," says Lorne Gordon, Chairman of the Board. "On behalf of the Board of Directors, management and Pembina's employees, I'd like to thank him and recognize him for his role in creating the Pembina we know today. When Bob took over leadership, Pembina's total enterprise value was $450 million and, at present, it is over $12.5 billion. Further, over his tenure, the Company's annual shareholder return based on dividends and price appreciation has been an impressive 600 percent, representing a compound annual growth rate of approximately 16 percent, and total dividends paid to shareholders are approximately $2.5 billion."

"Mr. Michaleski has overseen Pembina's transformation from an Alberta-based oil pipeline company into one of North America's leading integrated energy transportation and midstream service companies. The success of this transformation is, in part, due to Bob's focus on developing talent and allowing emerging leaders, like Mick, the opportunity to steer Pembina towards new, value-added initiatives," added Mr. Gordon.

Mr. Gordon also noted: "Mick, who has worked closely with Bob and the Board for many years, was identified early on in his career with Pembina as a potential candidate for the role of CEO due to his strong operational focus, business development acumen and leadership abilities. He was the driving force behind the development of Pembina's midstream services in 2005 and his vision for the Company helped lead to the acquisition of Provident Energy Ltd. ("Provident") in 2012. In his various roles at Pembina, Mick has also demonstrated his unwavering commitment to safe and reliable operations by implementing industry-leading programs and procedures designed to ensure Pembina maintains its social license to operate. We look forward to Mick joining the Board and working with both him and Bob during this transitional period over the next few months."

Bob joined Pembina in 1978. He was appointed Vice President of Finance in 1992 and added the responsibility of Chief Financial Officer to his role in connection with Pembina's initial public offering in 1997. Bob held the position of President and Chief Executive Officer from January 2000 until February 2012, when he transitioned the role of President to Mick.

"It has been an honour to have led Pembina over the past 14 years. I have been privileged to work with such a supportive and respected Board of Directors, a top-notch management team and fellow employees whose dedication and motivation inspire me every day," said Mr. Michaleski. "The successes of our Company have truly been a team effort and I'm proud of what we have accomplished together. The future for Pembina has never looked brighter and I know the Company we have built is in the best of hands as I transition the role of CEO over to Mick and pursue retirement. Mick has the expertise, business skills and most importantly, the vision, to see Pembina into the future."

Mick Dilger joined Pembina as Vice President, Business Development in 2005 - a role he held until 2008. In November 2008, he was appointed Chief Operating Officer and in 2012 he added the role of President to his portfolio. Mick has over 26 years of experience in the energy industry and has provided leadership in the areas of operational performance and improvement, strategic development, acquisitions and divestitures and finance.

"I am looking forward to all this role brings - both the opportunities and the challenges," said Mick. "Through and after the change in leadership, it will be business as usual at Pembina and I am confident the future will look much like the past. As always, our main focus will be on ensuring the safety and reliability of our operations, while executing on our business strategy to help maximize long-term and sustainable returns for our shareholders."

Stu Taylor, VP Gas Services, and Paul Murphy, VP Conventional Pipeline Services, have also been promoted to the newly created positions of Senior VP, NGL & Natural Gas Facilities and Senior VP, Pipeline & Crude Oil Facilities, respectively. This structure better reflects the bundled integrated services being sought by Pembina's customers.

After 28 years of service with Pembina, Peter Robertson, the Company's CFO, has advised that he intends to retire at the end of 2014.

Today's announcement follows several key milestones for Pembina: including the successful acquisition of Provident and associated dividend increase in 2012 and 2013; record financial and operating results for the full year of 2012 and first two quarters of 2013; and the Company's un-risked capital spending portfolio of approximately $6 billion.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil, condensate and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "estimate", "expand", "would", "could", "possible" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's business objectives; the ongoing utilization and expansions of and additions to Pembina's business and asset base and Pembina's growth and growth potential. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for gas processing and transportation services; and future levels of oil and natural gas development.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Corporate Development & Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 691-7654
e-mail: sdavis@pembina.com

CO: Pembina Pipeline Corporation

CNW 16:09e 04-SEP-13